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                                                                    EXHIBIT 99.2

                                  PRESS RELEASE

                    ADVANCED LIGHTING TECHNOLOGIES ANNOUNCES
                        SECOND QUARTER OPERATING RESULTS

SOLON, OHIO, JANUARY 25, 2001 - ADVANCED LIGHTING TECHNOLOGIES, INC. (NASDAQ:
ADLT) announced today the results of its operations for the second quarter of fiscal 2001 ended December 31, 2000.

Sales for the second quarter fell 7% to $56.0 million from $59.9 million in the comparable year-ago quarter. Income from operations improved to $4.6 million from $4.2 million in the comparable period a year earlier. Results for the quarter improved to a net income of $1.3 million from $1.0 million a year ago.

For the six months ended December 31, 2000, sales fell 6% to $109.0 million from $116.1 million in the comparable period a year earlier. Income from operations improved to $7.6 million for this six-month period, as compared to $7.1 million in the prior year. The Company reported net income of $739,000 for the six months ended December 31, 2000 versus net income of $198,000 in the prior year.

Diluted earnings per share for the December fiscal quarter had a loss of $.20 per share as compared to diluted earnings per share of $.02 in the same quarter a year ago. Diluted earnings per share for the six months ended December 31, 2000, had a loss of $.27 per share as compared to diluted loss per share of $.02 for the same period a year ago. The decreases are primarily due to a new accounting pronouncement effective November 2000 that resulted in a one-time cumulative effect adjustment in the December fiscal quarter relating to the Company's convertible preferred stock. The cumulative effect adjustment had no income statement or cash flow impact. Proforma diluted earnings per share for the current fiscal quarter increased to $.03 per share as compared to $.02 per share in the year ago period, excluding the one-time cumulative effect adjustment. Proforma diluted earnings per share for the first six months of fiscal 2001 remained at a $.02 loss per share as compared to $.02 loss per share for the same period a year ago, excluding the one-time cumulative effect adjustment.

Commenting on the second quarter results, Wayne R. Hellman, Chairman and CEO said, "ADLT has produced operating income and net income improvements although our second quarter sales were lower than the year-ago quarter. We are very pleased with our focused growth in our Pulse Start product line. Pulse Start lamp sales grew 72% to $4.1 million from $2.3 million and total Pulse Start sales grew 39% to $12.1 million from $8.7 million in the comparable year-ago quarter. Offsetting these gains were the managed decline of non-metal halide lighting products of 4% and DSI's decline in its non-telecommunication sales of 77% due to the company's focus on the telecom business. Also, due to the strong dollar, the sales for the foreign entities were reduced by $1.2 million from what the sales would have been using the exchange rates from a year-ago."

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Included in ADLT's net sales is $676,000 of DSI telecommunication product sales, which reflects an increase of 173% over the year-ago quarter sales of $248,000. For the six months ended December 31, 2000, telecommunication sales increased 108% to $1.2 million as compared to $581,000 in the prior year.

Hellman commented further, "Backorders in the telecom product area have grown over the last year and have reached $1.8 million on December 31, 2000. The backorders are comprised of DSI's existing product categories of IsoFiber(TM), IsoSphere(TM) and IsoFilter(TM)."

Hellman continued, "ADLT is continuing to focus on scaling our MicroDyn(R) technology for planned DWDM filter production later this year to address this enormous market opportunity. As previously announced on January 17, 2001, DSI has demonstrated that it's proprietary MicroDyn technology had shown the two key capabilities, film quality and film uniformity, that can produce a 200 GHz DWDM filter."

Please refer to the attached income statement for additional information on the second quarter results and first six months results.

Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer, and marketer of metal halide lighting products, including materials, system components and systems. The Company also develops, manufactures and markets passive optical telecommunications devices, components and equipment based on the optical coating technology of its wholly-owned subsidiary, Deposition Sciences, Inc.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. As discussed in the Company's SEC filings, covenants in the Company's bank credit facility, the indenture relating to the Company's 8% Senior Notes and the Company's agreements with General Electric Company limit certain corporate actions. As a result, implementation of certain strategic alternatives relating to the telecommunications unit may require consent or require replacement of these ADLT financing sources. The Company has no assurance that such consents or replacement financing can be obtained in a manner to permit timely implementation of these strategic alternatives. Other risks and uncertainties include the timely development and market acceptance of new products, the ability to provide adequate incentives to retain and attract key employees, the impact of competitive products and pricing, and other risks detailed from time-to-time in the Company's EDGAR filings with the Securities and Exchange Commission. In particular, see "Risk Factors" in the Company's Form 10-K for the fiscal year ended June 30, 2000. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements.

For further information, contact:

Lisa Barry
Advanced Lighting Technologies, Inc.
440/836-7111


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                      Advanced Lighting Technologies, Inc.
             Condensed Consolidated Statements of Income (Unaudited)

                 (In thousands, except per share dollar amounts)

                                                             Three Months Ended          Six Months Ended
                                                               December 31,                 December 31,
                                                         ------------------------    ------------------------
                                                            2000          1999          2000          1999
                                                         ----------    ----------    ----------    ----------

Net sales                                                $   55,974    $   59,885    $  108,838    $  116,065

Costs and expenses:
   Cost of sales                                             33,663        36,852        65,552        71,696
   Marketing and selling                                     10,634        10,617        20,704        20,792
   Research and development                                   3,092         3,483         6,583         6,978
   General and administrative                                 3,301         4,086         7,008         8,121
   Amortization of intangible assets                            706           672         1,409         1,347
                                                         ----------    ----------    ----------    ----------
Income from operations                                        4,578         4,175         7,582         7,131

Other income (expense):
   Interest expense                                          (3,463)       (3,323)       (7,227)       (7,113)
   Interest income                                              263           214           487           434
   Income from equity investments                               (21)           35            18            85
                                                         ----------    ----------    ----------    ----------

Income before income taxes and minority interest              1,357         1,101           860           537
Income taxes                                                     77           121            97           339
                                                         ----------    ----------    ----------    ----------

Income before minority interest                               1,280           980           763           198
Minority interest in income of consolidated subsidiary          (20)         --             (24)         --
                                                         ----------    ----------    ----------    ----------

Net income                                               $    1,260    $      980    $      739    $      198
                                                         ==========    ==========    ==========    ==========


Earnings (loss) per share:
   Basic                                                 $     (.21)   $      .02    $     (.27)   $     (.02)
                                                         ==========    ==========    ==========    ==========

   Diluted                                               $     (.20)   $      .02    $     (.27)   $     (.02)
                                                         ==========    ==========    ==========    ==========

Weighted average shares outstanding:

   Basic                                                     22,343        20,351        21,655        20,318
                                                         ==========    ==========    ==========    ==========

   Diluted                                                   23,454        21,297        21,655        20,318
                                                         ==========    ==========    ==========    ==========